UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Contango Oil & Gas Inc.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

21075N204

(CUSIP Number)

Samuel S. Weiser
Sellers Capital LLC
311 S Wacker Dr., Ste 925
Chicago, IL 60606
(312) 775-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP NO. 21075N204	Page 2 of 6

1	NAME OF REPORTING PERSONS Sellers Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,099,194
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,099,194
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,194
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA/OO

13D/A

CUSIP NO. 21075N204	Page 3 of 6

1	NAME OF REPORTING PERSONS Sellers Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,099,194
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,099,194
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,194
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

13D/A

CUSIP NO. 21075N204	Page 4 of 6

Item 1.  Security and Issuer.

This Statement on Schedule 13D/A (“Schedule 13D/A”) relates to the Common Stock, par value $0.04 (the “Shares”), of Contango Oil & Gas Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive office is 3700 Buffalo Speedway, Ste 960, Houston, TX 77098.

Item 2.  Identity and Background.

This Schedule 13D/A is being filed by Sellers Capital LLC (“SC”) and Sellers Capital Master Fund, Ltd. (“SCMF”).

The principal business office of each reporting entity is 311 South Wacker Drive, Suite 925, Chicago, IL 60606.

The principal business of SC is to advise privately held investment funds including SCMF and to provide separate account management where SC has investment discretion over client assets held in the client’s name.

The principal business of SCMF is to operate as a privately held investment fund for high net worth individuals and institutions.

During the last five years, none of the reporting entities described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SC is an Illinois limited liability company.

SCMF is an exempted company organized under the laws of the Cayman Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable (see Item 4 below).

13D/A

CUSIP NO. 21075N204	Page 5 of 6

Item 4.  Purpose of Transaction.

On April 6, 2009 the Reporting Persons distributed 875,760 shares of the Issuer’s securities to investors redeeming their interests in the Sellers Capital Qualified Fund LLC, The Sellers Capital Fund LLC, and the Sellers Capital Offshore Fund, Ltd. (collectively, “the Feeder Funds”).  The distribution was effected by transfer of the securities by the Sellers Capital Master Fund, Ltd. (the “Master Fund”) on behalf of the Feeder Funds.  Substantially all of the Feeder Fund assets are invested in the Master Fund.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business and maintain the right to engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value.  The Reporting Persons intend to regularly review their investment in the Issuer.  Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, change their intentions, acquire additional securites of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise.  The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A.

Item 5.  Interest in Securities of the Issuer.

(a) SCMF and SC are the owners of 1,099,194 Shares, representing approximately 6.7% of the outstanding Shares.  The percentages used herein are based on the 16,317,680 shares reported to be issued and outstanding by the Issuer.

(b) Incorporated by reference to Items 8 and 10 of the cover page pertaining to each Reporting Person.

(c) Other than as referred to in Item 4 above, no other transactions in the Issuer's Shares have been effected during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

13D/A

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	April 16, 2009

Sellers Capital LLC

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer

Sellers Capital Master Fund, Ltd.

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital
LLC, Investment Manager